EXHIBIT 16.1

October 10, 2006

Securities & Exchange Commission

Washington D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm of Gold Rock Resources, Inc. and on June 12, 2006, we reported on the balance sheets of Gold Rock Resources, Inc. as of April 30, 2006, and the related statements of operations, stockholders' equity (deficit), and cash flows for the period from date of inception on March 14, 2006 to April 30, 2006. On July 21, 2006 we resigned as the independent registered public accounting firm of Gold Rock Resources, Inc.

We confirm that there were no disagreements between the Company and us at any time during the period that we acted as principal accountant up to and including the date of our resignation.

Very truly yours,

MOEN & COMPANY, LLP
MOEN & COMPANY, LLP.